

SECU[illegible] 07003970 [illegible]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HANSON McCLAIN RETIREMENT NETWORK LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3620 FAIR OAKS BLVD., SUITE 400
(No. and Street)

SACRAMENTO	CALIFORNIA	95864
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT NEELEY (916) 608-1525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 15 2007
THOMSON FINANCIAL



SEC MAIL
RECEIVED
FEB 28 2007
WASH, D.C.
155
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT NEELEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HANSON McCLAIN RETIREMENT NETWORK LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

~~PRESIDENT~~ MANAGING-MEMBER

Title

Susan R. Mosbacher

Notary Public


SUSAN R. MOSBACHER
COMM. # 1419685
NOTARY PUBLIC-CALIFORNIA
SACRAMENTO COUNTY
COMM. EXP. MAY 23, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

To the Members
Hanson McClain Retirement Network LLC
Folsom, California

We have audited the statement of financial condition of Hanson McClain Retirement Network LLC as of December 31, 2006, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanson McClain Retirement Network LLC, as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 15 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.



CERTIFIED PUBLIC ACCOUNTANTS

February 16, 2007

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and cash equivalents	$ 339,537
Deposit with clearing broker	25,000
Accounts receivable	25,497
Other current assets	7,500
Other assets	6,803
Furniture and equipment, net of accumulated depreciation of $ 78,304	24,482
	$ 428,819

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable	$ 179,478
State taxes payable	23,907
Tenant deposit	5,803
Total liabilities	209,188
Members' equity	219,631
	$ 428,819

See notes to financial statements.

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2006

REVENUES	
Marketing revenue	$ 5,028,796
Sublease income	43,620
Interest	50
	5,072,466
EXPENSES	
Compensation	1,277,507
Revenue sharing fees	241,898
Professional fees	528,975
Regulatory fees	4,477
Other operating expenses	436,961
	2,489,818
INCOME BEFORE INCOME TAXES	2,582,648
INCOME TAXES	24,907
NET INCOME	$ 2,557,741

See notes to financial statements.

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2006

Balance, December 31, 2005	$ 118,630
Net income	2,557,741
Distributions	(2,456,740)
Balance, December 31, 2006	$ 219,631

See notes to financial statements.

HANSON McCLAIN RETIREMENT NETWORK LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,557,741
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	10,000
Change in assets and liabilities:	
(Increase) decrease:	
Deposit with clearing broker	(25,000)
Accounts receivable	6,199
Other current assets	2,321
Increase (decrease):	
Accounts payable	151,089
State taxes payable	6,119
Tenant deposit	5,803
Net adjustments	156,531
Net cash provided by operating activities	2,714,272
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid	(2,456,740)
Net cash used by financing activities	(2,456,740)
NET INCREASE IN CASH AND CASH EQUIVALENTS	257,532
CASH AND CASH EQUIVALENTS, December 31, 2005	82,005
CASH AND CASH EQUIVALENTS, December 31, 2006	$ 339,537

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	Income taxes	$ 18,788
	Interest	$ 0

See notes to financial statements.

HANSON McCLAIN RETIREMENT NETWORK LLC

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2006

NOTE A – Summary of Significant Accounting Policies

Organizational Structure and Business Activity

Hanson McClain Retirement Network LLC (the Company) was formed as a Limited Liability Company in California in July, 1998, with a termination date of July 1, 2028. Under this form of organization, the members are not liable for the debts of the Company.

The Company registered as a broker-dealer with the Securities and Exchange Commission in February, 2000, and is a member of the National Association of Securities Dealers. The Company provides marketing and training support to independent financial advisors.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Receivables

The Company considers receivables to be fully collectible and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Furniture and Equipment

Equipment purchases greater than $1,000 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

NOTE A – Summary of Significant Accounting Policies (continued)

Income Taxes

No provision or liability for federal income taxes has been made in the financial statements since the Company's income and losses are reported on the individual members' tax returns. The provision is for the annual California state limited liability minimum tax and annual fee and Texas franchise taxes.

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as allocations of limited liability company net income.

NOTE B – Concentrations of Credit Risk

Cash Balance

The Company maintains cash balances at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the Company's uninsured cash balance totaled $246,331.

Major Customer

Due to the nature of the Company's marketing and training support business, 96% of revenues during the year were generated from marketing partners registered with Securities America, Inc. (SAI). Also see Note F.

NOTE C – Retirement Plan

The Company sponsors a 401(k) Plan so that employees may contribute a portion of their pretax income into a retirement fund. The Company elected to contribute $ 25,091 in 2006 to the 401(k) Plan to supplement employee contributions.

NOTE D - Litigation

The Company is involved in a claim for breach of contract and/or declaratory relief against 27 joint marketing partners who have entered into Joint Marketing Agreements with the Company primarily concerning the termination provisions of the Joint Marketing Agreement. The 27 respondents are in two categories: (1) certain Joint Marketing Partners who have terminated their Joint Marketing Agreements and (2) certain Joint Marketing Partners who have not terminated their agreements but as to whom a declaration of rights and obligations is sought regarding their agreements. In its arbitration demand, the Company claims that the terminating joint marketing partners breached their Joint Marketing Agreements when they failed to pay the specified termination payments after they terminated their agreements. Additionally, the Company seeks, as against all respondents, a declaration that the termination provisions are valid and enforceable. The respondents have counter-claimed, asserting that the termination provisions are not enforceable and that they thus should be relieved of any obligation to make the termination payments. The prevailing party is entitled to recover its attorneys' fees and litigation expenses. The Company has been, and intends to continue, aggressively pursuing its claims. Arbitration proceedings commenced February 6, 2007 although no estimate as to the possible outcome of this action can be made at this time.

NOTE E – Lease Commitments

Aggregate annual rentals for office space in Folsom, California under a noncancellable operating lease with original terms in excess of one year are as follows:

2007	$ 85,000
2008	4,000
	$ 89,000

Commencing in June, 2006, the Company relocated its office to Sacramento and is renting from one of its affiliates, Hanson McClain, Inc., on a month to month basis. Rent expense for the year ended December 31, 2006 of $ 102,269, is included in other operating expenses in the statement of operations, of which $18,942 was paid to Hanson McClain, Inc.

The Company has subleased its Folsom office space. The future minimum lease payments to be received through June, 2008, are as follows:

2007	$ 69,000
2008	35,000
	$ 104,000

Rental income from the lease was $ 43,620 for the year ended December 31, 2006, and is included in sublease income in the statement of operations.

NOTE F – Related Parties

Administrative Services Fees

The Company is affiliated with Liberty Reverse Mortgage, Inc. (LRM) and Hanson McClain, Inc. (HMI). The officers of the Company are also officers and/or members of LRM and HMI. HMI provides marketing and related advisory services and LMR provides finance and accounting services which are collectively considered administrative services fees to the Company. For 2006, LRM and HMI charged administrative services fees of $ 87,500, of which $ 31,700 is included in accounts payable in the statement of financial condition. These amounts are included in professional fees in the statement of operations. Also see Note E regarding rent expense paid to HMI in 2006.

Revenue Sharing Fees

Effective January 1, 2005, the Company executed an Agreement with Securities America, Inc. (SAI) and Realty Assets, Inc. (an affiliate of SAI) to purchase Realty Assets, Inc.'s 10% membership interest in the Company for $1,000. In addition, under terms of the Agreement, the Company agreed to pay SAI a revenue sharing fee equal to five percent (5%) of all gross dealer concessions and all asset management fees received by the Company from registered representatives of SAI who are contracted with the Company. Said amounts are payable to SAI monthly. The Agreement continues indefinitely until terminated by either party upon at least 30 days' written notice to the other.

During 2006, the Company paid SAI $ 241,898 of such fees which is included in revenue sharing fees in the statement of operations.

Payroll Reimbursement

During 2006, one employee of the Company performed services on behalf of HMI. For the year ended December 31, 2006, $ 83,200 was received from HMI as reimbursement for such services and is netted in compensation in the statement of operations.

NOTE G – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006, the Company's net capital is $ 155,249, which is $ 141,302, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2006 was 1.35 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

HANSON McCLAIN RETIREMENT NETWORK LLC

COMPUTATION OF NET CAPITAL

December 31, 2006

NET CAPITAL	
Members' equity	$ 219,631
Less nonallowable assets:	
Petty cash	(100)
Accounts receivable	(25,497)
Other current assets	(7,500)
Other assets	(6,803)
Furniture and equipment, net	(24,482)
Total adjustments	(64,382)
NET CAPITAL	$ 155,249
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable	$ 179,478
State taxes payable	23,907
Tenant deposit	5,803
	$ 209,188
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness)	$ 13,947
Net capital in excess of minimum requirement	$ 141,302
Ratio of aggregate indebtedness to net capital	1.35 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31)

Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 135,054
Audit adjustments:	Accounts payable	19,103
	State taxes payable	(23,907)
Allowable asset:	Deposit with clearing broker	25,000
Rounding		(1)
Net capital as reported herein		$ 155,249
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report		$ 204,384
Audit adjustments:	Accounts payable	(19,103)
	State taxes payable	23,907
Aggregate indebtedness, as reported herein		$ 209,188

These differences result in a ratio of aggregate indebtedness to net capital of 1.35 to 1.0 rather than 1.51 to 1.0 as previously reported.

HANSON McCLAIN RETIREMENT NETWORK LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2006

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2006

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 16, 2007

To the Members
Hanson McClain Retirement Network LLC
Folsom, California

We have audited the financial statements of Hanson McClain Retirement Network LLC for the year ended December 31, 2006, and have issued our report thereon dated February 16, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Hanson McClain Retirement Network LLC, that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Hanson McClain Retirement Network LLC, taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.



CERTIFIED PUBLIC ACCOUNTANTS

END